Exhibit 12.01

eBay, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

	Three Months Ended March 31, 2008	Three Months Ended March 31, 2009
Income Before Income Taxes, Minority Interest and Income/Loss of Equity Investees	$586,056	$442,797

Add: Fixed Charges	8,390	10,734

Earnings (1)	$594,447	$453,531

Fixed Charges (2)	$8,390	$10,734

Ratio of Earnings to Fixed Charges	70.8	42.3

(1)	Earnings consist of income before income taxes, minority interest and equity in gains and losses of equity-method investees plus Fixed Charges.
(2)	Fixed Charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.